Exhibit 99.1

Forward-Looking Statements, Risks and Factors

     This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this Form 10-K. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form 10-K, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some of these factors include:

•	The markets in which we compete are subject to considerable cyclicality. Our ability to be profitable depends in part on the varying conditions in the truck, school bus, mid-range diesel engine and service parts markets. The markets in which we compete are subject to considerable cyclicality. Such markets move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand is also depend on general economic conditions, interest rate levels and fuel costs. The weakness in the demand for new trucks over the last three years has adversely affected our operating results in fiscal 2003, 2002 and 2001.

•	We operate in the highly competitive North American truck market. The North American truck market, in which we compete, is highly competitive. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices.

•	Our business may be adversely impacted by work stoppages and other labor relations matters. We are subject to risk of work stoppages and other labor relations matters because our workforce is highly unionized. Approximately 82% of the hourly workers and 17% of the salaried workers are represented by unions.

•	The loss of business from Ford, our largest customer, would have a negative impact on our business, financial condition and results of operations. Ford accounted for approximately 21% of our revenues for fiscal 2003, 20% for fiscal 2002 and 21% for fiscal 2001. In addition, Ford accounted for approximately 77%, 78% and 76% of our diesel engine unit volume in fiscal 2003, fiscal 2002 and fiscal 2001, respectively, primarily relating to the sale of our V-8 diesel engines. Although we have an agreement with Ford that continues through 2012 to supply V-8 diesel engines for inclusion in selected models produced by Ford, this agreement provides that we will supply Ford’s requirements rather than manufacture a specific quantity of products.

Exhibit 99.1 (continued)

Forward-Looking Statements, Risks and Factors (continued)

•	The costs associated with complying with environmental and safety regulations could lower our margins. We, like other truck and engine manufacturers, continue to face heavy governmental regulation of our products, especially in the areas of environment and safety. As a diesel engine manufacturer, we have incurred research, development and tooling costs to design our engine product lines to meet new United States Environmental Protection Agency and California Air Resources Board emission standards. Complying with environmental and safety requirements has added and will continue to add to the cost of our products, and increases the capital-intensive nature of our business.

•	Our liquidity position may be adversely affected by a continued downturn in our industry. The downturn in our industry which began in 2000 has adversely affected our operating results and consequently limited our ability to incur additional indebtedness under certain of our debt instruments. In the event industry conditions continue to remain weak for a significant period of time, our liquidity position may be adversely affected, which may limit our ability to complete product development, capital improvement programs or other strategic initiatives at currently proposed levels.

•	Our business could be negatively impacted in the event NFC is unable to access sufficient capital to engage in its financing activities. NFC supports our manufacturing operations by providing financing to a significant portion of International dealers and retail customers. NFC traditionally obtains the funds to provide such financing from sales of receivables, commercial paper, medium- and long-term debt and equity capital and from short- and long-term bank borrowings. If cash provided by operations, bank borrowings, continued sales and securitizations of receivables and the placement of term debt does not provide the necessary liquidity, NFC would restrict its financing of International products and to International dealers.

•	Navistar has significant underfunded postretirement obligations. We have significant underfunded postretirement obligations. The underfunded portion of our accumulated benefit obligation was $994 million and $998 million for pension benefits at October 31, 2003 and 2002, respectively, and $1,810 million and $1,703 million for postretirement healthcare benefits at October 31, 2003 and 2002, respectively.

•	Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage. We obtain materials and manufactured components from third-party suppliers. Some of our suppliers are the sole source for a particular supply item. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.

Exhibit 99.1 (continued)

Forward-Looking Statements, Risks and Factors (continued)

•	Our Ability to Use Net Operating Loss Carryovers to Reduce Future Tax Payments if There is a Change in Ownership of Navistar. As of October 31, 2003, we have $1,572 million of domestic and $92 million of foreign net operating loss, or NOL, carryovers. Currently there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Service Code of 1986, as amended, occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in a three-year period. If an ownership change occurs, our ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on our fair market value immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 15- or 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected. If more than a 50% ownership change were to occur, use of our NOLs to reduce payments of federal income tax may be deferred to later years within the 15- or 20-year carryover period, or, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited.

•	We are exposed to political, economic and other risks that arise from operating a multinational business. We have significant operations in foreign countries, primarily in Canada, Mexico, Brazil and Argentina. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in those countries and internationally. These risks include, among others:

•	trade protection measures and import or export licensing requirements;

•	tax rates in certain foreign countries that exceed those in the United States and the imposition of withholding requirements of foreign earnings;

•	difficulty in staffing and managing international operations and the application of foreign labor regulations;

•	currency exchange rate risk to the extent that our assets/liabilities are denominated in a currency other than the functional currency of the country where we operate; and

•	changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

Exhibit 99.1 (continued)

Forward-Looking Statements, Risks and Factors (continued)

•	Our substantial debt could require us to use a significant portion of our cash flow to satisfy our debt obligations and may limit our operating flexibility. We have a substantial amount of outstanding indebtedness. Our level of indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make payments on our indebtedness;

•	limit our ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures, research and development costs and other general corporate requirements;

•	limit our ability to take advantage of business opportunities as a result of various restrictive covenants in our indebtedness; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

     All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

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